U.S. Securities and Exchange Commission
                          Washington, D.C.  20549
                                                    SEC FILE NUMBER
                                                    1-13074
                                                    CUSIP NUMBER
                                                    859326100
                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

         (Check One): Form 10-K           Form 20-F      Form 11-K
                      Form 10-Q and Form 10-QSB  X       Form N-SAR

                      For Period Ended: March 31, 1996
                      [  ] Transition Report on Form 10-K
                      [  ] Transition Report on Form 20-F
                      [  ] Transition Report on Form 11-K
                      [  ] Transition Report on Form 10-Q
                      [  ] Transition Report on Form N-SAR
                      For Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     PART I - REGISTRANT INFORMATION

     Full Name of Registrant:
     Sterling Healthcare Group, Inc.

     Former Name if Applicable:
     N/A

     Address of Principal Executive Office (Street and Number):
     6855 South Red Road, Suite 400
     Coral Gables, Florida  33143-3632

     PART II-RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

     X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reason why the Form 10-K and form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period:

  Computer difficulties


  PART IV- OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

  Jack S. Greenman     305 665-1911

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

  If answer is no identify reports.  Yes

  (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      STERLING HEALTHCARE GROUP, INC.
                 (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: May 14, 1996               By:  Jack S. Greenman
                                               Chief Executive Officer